+

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2005

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
      ---------------------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
--------------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                Form 20-F       X                       Form 40-F
                             -------                              ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                                No      X
                             -------                          ------


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INNOVA, S. de R.L. de C.V.
                                        ---------------------------------------
                                                    (Registrant)


Dated: February 23, 2005                By    /s/ Carlos Ferreiro Rivas
                                           ------------------------------------
                                           Name:  Carlos Ferreiro Rivas
                                           Title: Chief Financial Officer

[GRAPHIC OMITTED]  [SKY LOGO]


FOR IMMEDIATE RELEASE
---------------------


                         INNOVA, S. DE R.L. DE C.V.
             REPORTS FOURTH QUARTER AND FULL YEAR 2004 RESULTS

                   - SKY REACHES 1 MILLION SUBSCRIBERS -
                      - NET REVENUES INCREASED 18.7% -
                - EBITDA INCREASED 38.8% TO PS. 1,739.4 MM -
                   - EBITDA MARGIN INCREASED TO 36.5% -
              - SKY ACHIEVES NET INCOME FOR THE FIRST TIME -


o The number of gross active SUBSCRIBERS increased 17.0% to 1,002,500 as of December 31, 2004 from 856,600 as of December 31, 2003.

o REVENUES for 2004 increased 18.7% to Ps. 4,769.0 million from Ps. 4,019.1 million for the prior year.

o EBITDA for 2004 increased 38.8% to Ps. 1,739.4 million from Ps. 1,253.4 million in 2003.

o EBITDA MARGIN increased to 36.5% for 2004 from 31.2% in 2003, a historical record for Innova.

o    NET INCOME of Ps. 576.3 million for 2004.

Mexico City, February 22, 2005. INNOVA, S. DE R.L. DE C.V. ("INNOVA" OR "SKY"), the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the fourth quarter and full year ended December 31, 2004. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of December 31, 2004.


SUBSCRIBER BASE          The number of gross active  subscribers  increased
---------------          to   1,002,500    (including   60,700   commercial
                         subscribers)   as  of  December  31,  2004.   This
                         represents  a  17.0%  net  increase  from  856,600
                         (including 48,500 commercial subscribers) as of December 31, 2003, or an increase of approximately
                         145,900 gross active subscribers.

                         On December 30, 2004 Sky reached the 1 million subscriber target. We believe this important achievement reinforces Sky's leadership in the Mexican pay-TV market.

                         We believe the increase in the subscriber base was primarily due to the sustained growth in customer activations in response to our marketing campaigns, the high quality and variety of our programming content, our unique exclusive events, and the high quality of our customer service.

                         The increase in our subscriber base was partially offset by subscriber cancellations. Nevertheless, we experienced a decline in the rate of subscriber cancellations as compared to the prior year.


PROGRAMMING CONTENT      During the fourth  quarter of 2004,  Sky continued
-------------------      to enhance its  programming  content,  by offering
                         the following programs and exclusive events:

                         o Pay-TV exclusive broadcast of certain soccer matches of the Mexican 2004 Opening Soccer Tournament;
                         o Pay-TV exclusive broadcast of the US PGA and Champions Tour Golf Tournaments;
                         o Confianza Ciega, an exclusive 30-day live reality show broadcast on a pay-TV exclusive basis, 24 hours a day;
                         o    Pay-TV broadcast of the NFL Sunday Ticket;
                         o    Launching of VH1 to all subscribers;
                         o Launching of Universal Channel for premium subscribers;
                         o Pay-TV exclusive broadcast of certain boxing matches, such as those of "El Travieso" Arce, and Erick "Terrible" Morales.
                         o Pay-TV exclusive broadcast of special events, such as "Pavarotti in Veracruz" concert.

                              During 2005, Innova plans to continue offering the highest quality content in the Mexican pay-TV market by offering the following exclusive content:

                         o    Big Brother VIP3-R, a successful live reality
                              show to be broadcasted 24 hours a day;
                         o    Broadcast  of certain  matches of the Mexican
                              Soccer Tournament;
                         o Broadcast of certain soccer matches of the "Copa Libertadores" Tournament;
                         o    Broadcast of the NFL Sunday Ticket;
                         o    Transmission   of  certain   matches  of  the
                              Mexican Baseball league;
                         o    The US PGA Golf Tournament, and
                         o    Boxing fights and special events.


PRICE AND PROMOTIONS Innova's installation fee is Ps. 799. However, -------------------- under our current subscription promotion, the installation fee is Ps.199 or Ps. 699 for those residential subscribers who agree to pay the monthly programming fee via automatic charge to a credit card or a debit card, respectively.

                         As part of reaching and celebrating our first million subscribers, we launched the special "9 promotion" for all subscribers, which allowed them to win several prizes, and which contributed to our loyalty plan.

                         We continue our efforts to improve the quality of our subscriber base and the collection of subscriber fees by, among other things, encouraging new and current subscribers to pay monthly programming fees through an automatic charge to their credit or debit card.


RECENT DEVELOPMENTS      On December  10, 2004  Innova  entered  into a Ps.
-------------------      1,012  million,  7-year  bank  loan  with a  fixed
                         interest  rate of 10.55% per annum and a five-year
                         grace  period  for  principal.  This loan is to be
                         paid in eight equal quarterly payments during 2010
                         and 2011.  Interest  payments are due on a monthly
                         basis.  Grupo Televisa,  S.A. and News Corporation
                         are   guaranteeing    this   loan   51%   -   49%,
                         respectively. The net proceeds from the loan were used on January 7, 2005 to pay the remaining US$88 million principal amount of the 12 7/8% notes due
                         2007 plus accrued and unpaid interest.


FINANCIAL REVIEW
----------------



                            FINANCIAL HIGHLIGHTS
          THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003
             STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
         MILLION OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2004


                                  THREE MONTHS ENDED DECEMBER 31,
                        ------------------------------------------------------
                        2004    % Margin    2003    % Margin      VAR        %

Net Revenues           1,239       100     1,051        100       188       18
Cost of Sales            370        30       325         31        45       14
                      ------              ------               ------
Gross Profit             869        70       726         69       143       20

     Selling             211        17       215         20        (4)      (2)
     Operations          156        13       134         13        22       16
     Administrative       34         3        40          4        (6)     (15)
                      ------              ------               ------
Total Expenses           401        32       389         37        12        3
                      ------              ------               ------
EBITDA (1)               468        38       337         32       131       39

EBIT (2)                 282        23       128         12       154      120



                                  TWELVE MONTHS ENDED DECEMBER 31,
                        ------------------------------------------------------
                       2004     % Margin    2003     % Margin     VAR       %

Net Revenues           4,769       100     4,019        100       750       19
Cost of Sales          1,395        29     1,242         31       153       12
                      ------              ------               ------
Gross Profit           3,374        71     2,777         69       597       21

     Selling             977        20       892         22        85       10
     Operations          525        11       500         12        25        5
     Administrative      133         3       132          3         1        1
                      ------              ------               ------
Total Expenses         1,635        34     1,524         38       111        7
                      ------              ------               ------
EBITDA (1)             1,739        36     1,253         31       486       39

EBIT (2)                 975        20       403         10       572      142



(1) EBITDA is defined as operating income before depreciation and amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.



NET REVENUES             Net revenues of Ps. 1,239.1  million for the three
                         months ended  December 31, 2004,  increased by Ps.
                         188.1 million or 17.9% as compared to the same period of the prior year, primarily due to the sustained growth of our subscriber base and the fact that from January 1st, 2004 and going forward we did not have to pay the 10% excise tax on telecommunications services; therefore, we have been able to retain a higher proportion of our revenues, without any modification in prices to our subscribers.

                         Net revenues of Ps. 4,769.0 million for the twelve months ended December 31, 2004, increased by Ps.
                         749.9 million or 18.7% as compared to the prior year, primarily due to the same reasons explained above, together with additional pay-per-view revenues during the 2004 year.

COST OF SERVICES
AND SALES                Cost of services  and sales  increased by Ps. 45.8
                         million  or 14.1%  to Ps.  370.5  million  for the
                         three months ended  December 31, 2004, as compared
                         to  the  same  period  of  the  prior  year.  This
                         increase was primarily  due to higher  programming
                         costs  associated with our larger  subscriber base
                         and  increased  costs related to our higher number
                         of   activations,   partially   offset   by  lower
                         translated peso amount for US dollars denominated costs, resulting from the revaluation of the peso against the US dollar.

                         Cost of services and sales increased by Ps.153.0 million or 12.3% to Ps. 1,394.5 million for the twelve months ended December 31, 2004, as compared to the prior year, primarily for the same reasons.


OPERATING EXPENSES       Total  expenses of Ps. 400.7 million for the three
                         months ended  December 31, 2004,  increased by Ps.
                         11.0 million or 2.8% as compared to the same period of the prior year, primarily due to more free special events offered to our subscribers.

                         Total expenses of Ps. 1,635.1 million for the twelve months ended December 31, 2004, increased by Ps. 110.9 million or 7.3%, as compared to the prior year, primarily due to: a) more free special events offered to our subscribers, b) higher commission and promotion expenses as a result of our marketing campaigns to activate new subscribers, and c) higher call center cost due to our subscriber base growth.

EBITDA EBITDA of Ps. 467.9 million for the three months ended December 31, 2004, improved by Ps. 131.3 million or 39.0%, as compared to the same period of 2003, primarily due to higher revenues, which were partially offset by higher cost of services and sales and operating expenses, as described above. As a result, EBITDA margin increased from 32.0% for the fourth quarter of 2003 to 37.8% for the fourth quarter of 2004.

                         EBITDA of Ps. 1,739.4 million for the twelve months ended December 31, 2004, improved by Ps.
                         486.0 million or 38.8%, as compared to the prior year, primarily for the same reasons. As a result, EBITDA margin increased to 36.5% for the twelve months ended December 31, 2004, from 31.2% for the same period of the prior year.


EBIT
OPERATING INCOME         EBIT  improved by Ps.  153.6  million or 119.8% to
                         Ps.  281.8  million  for the  three  months  ended
                         December  31,  2004,  as  compared  to  Ps.  128.2
                         million during the same period of 2003. As a result, EBIT margin increased to 22.7% in the fourth quarter of 2004 as compared to 12.2% in the fourth quarter of 2003.

                         EBIT improved by Ps. 572.2 million or 142.1% to Ps. 974.9 million for the twelve months ended December 31, 2004, as compared to Ps. 402.7 million for the same period of the prior year. As a result, EBIT margin increased to 20.4% for the twelve months ended December 31, 2004 from 10.0% for the same period of the prior year.


NET INCOME (LOSS)        Innova  reported a net income of Ps. 268.4 million
                         for the three months ended December 31, 2004, as compared to a net loss of Ps. (204.7) million for the same period of 2003. This improvement was primarily due to: a) higher operating income as explained above, b) the favorable foreign exchange result, from a net loss of Ps. (115.7) million in the fourth quarter of 2003 to a net gain of Ps.
                         24.6 million in the fourth quarter of 2004, c) the decrease of our interest expenses from Ps. 175.7 million in the fourth quarter of 2003 to Ps. 148.6 million in the fourth quarter of 2004, and d) lower special items due to various extraordinary items affecting the fourth quarter of 2003, mainly due to our debt restructuring as reported last year.

                         Innova reported a net income of Ps. 576.3 million for the twelve months ended December 31, 2004, as compared to a net loss of Ps. (840.1) million for the prior year. This improvement was mainly due to higher operating income in the twelve months of 2004, combined with the 31.9% reduction in our interest expenses and 93.3% reduction in the foreign exchange loss.

                         The peso devaluation of 7.3% versus the U.S. dollar during the year of 2003 as compared to a 0.7% peso revaluation versus the U.S. dollar during the year of 2004, improved our results as explained above.

                         Future devaluations of the peso will likely affect our liquidity and results of operations, due to the fact that our indebtedness, operating costs and expenses are primarily U.S. dollar-denominated, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.



INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), News Corporation, a Delaware corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation. For more information, please visit www.sky.com.mx.
--------------

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, INC. owns interests in broadband distribution and content companies operating outside the U.S., principally in Europe, Asia and Latin America. For more information, please visit www.libertymediainternational.com.
---------------------------------


This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding our subscriber base, our programming and pricing plans, and the impact of changes to foreign currency exchange rates should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Contacts:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658 jmunoz@sky.com.mx


                                            INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                                            CONSOLIDATED INCOME STATEMENTS (Unaudited)
                                 FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003
                                              STATEMENTS PREPARED UNDER MEXICAN GAAP
                             (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)

                                               THREE MONTHS ENDED DECEMBER 31,             TWELVE MONTHS ENDED DECEMBER 31,
                                                   2004                  2003                   2004                  2003
                                            ----------------       --------------        ---------------       ----------------

NET REVENUES                            PS.       1,239,140    PS.     1,050,970     PS.      4,769,027    PS.       4,019,065

COST OF SERVICES AND SALES                          370,473              324,672              1,394,507              1,241,478
                                            ----------------       --------------        ---------------       ----------------

GROSS PROFIT                                        868,667              726,298              3,374,520              2,777,587
                                            ----------------       --------------        ---------------       ----------------

OPERATING EXPENSES:
Selling                                             211,156              215,339                977,350                892,395
Operations                                          156,131              134,103                525,168                500,356
Administrative                                       33,435               40,269                132,554                131,485
                                            ----------------       --------------        ---------------       ----------------
                                                    400,722              389,711              1,635,072              1,524,236
                                            ----------------       --------------        ---------------       ----------------

EBITDA                                              467,945              336,587              1,739,448              1,253,351

DEPRECIATION AND AMORTIZATION                       186,158              208,357                764,499                850,602
                                            ----------------       --------------        ---------------       ----------------

OPERATING INCOME - EBIT                             281,787              128,230                974,949                402,749
                                            ----------------       --------------        ---------------       ----------------

INTEGRAL COST OF FINANCING:
Interest expense                                    148,632              175,729                672,973                987,637
Interest income                                      (7,240)              (2,340)               (18,678)               (15,958)
Foreign exchange (gain) loss - net                  (24,612)             115,748                 41,329                618,267
Gain from monetary position                        (113,698)            (105,781)              (308,289)              (331,661)
                                            ----------------       --------------        ---------------       ----------------
                                                      3,082              183,356                387,335              1,258,285
                                            ----------------       --------------        ---------------       ----------------

Special items & other expense - net                   9,974              147,725                 10,958                108,786
                                            ----------------       --------------        ---------------       ----------------

INCOME (LOSS) BEFORE TAXES AND
   MINORITY INTEREST                                268,731             (202,851)               576,656               (964,322)

Provision for (benefit from)
income and assets tax                                    49                2,085                    198               (123,126)
Minority interest                                       322                 (252)                   171                 (1,087)
                                            ----------------       --------------        ---------------       ----------------

NET INCOME (LOSS)                       PS.         268,360    PS.      (204,684)    PS.        576,287    PS.        (840,109)
                                            ================       ==============        ===============       ================

                                            INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (UNAUDITED)
                                              Statements prepared under Mexican GAAP
                             (Thousands of Mexican Pesos in purchasing power as of December 31, 2004)

                                                                                   2004                      2003
                                                                                   ----                      ----

ASSETS
Cash and cash equivalents                                                PS.        1,696,793      PS.          519,189
Trade accounts receivable                                                             162,462                   124,308
Spare parts                                                                            16,749                    10,602
Prepaid expenses and other                                                            140,574                   149,887
                                                                             -----------------         -----------------
TOTAL CURRENT ASSETS                                                                2,016,578                   803,986

PROPERTY AND EQUIPMENT - NET                                                        1,487,833                 1,453,016

PAS - 9 SATELLITE-NET                                                               1,179,979                 1,318,503

OTHER NON-CURRENT ASSETS - NET                                                         41,499                    71,446
                                                                             -----------------         -----------------

TOTAL ASSETS                                                             PS.        4,725,889      PS.        3,646,951
                                                                             =================         =================

LIABILITIES
Senior Exchange Notes due 2007                                           PS.          981,112      PS.                -
Trade accounts payable and accruals                                                   410,911                   423,150
PanAmSat Pas-9                                                                         70,743                    66,820
Due to affiliated companies and other related parties                                 184,740                   438,332
Accrued interest                                                                      125,780                   126,615
Accrued taxes                                                                         117,513                   102,734
Deferred income - Pre-billed and pre-collected services                               152,413                   145,119
                                                                             -----------------         -----------------
TOTAL CURRENT LIABILITIES                                                           2,043,212                 1,302,770
                                                                             -----------------         -----------------

Senior Exchange Notes due 2013                                                      3,344,700                 3,542,300
Senior Exchange Notes due 2007                                                              -                 1,039,075
Bank Loans                                                                          1,012,000                         -
Seniority premiums                                                                      2,181                     1,726
PanAmSat Pas-9                                                                      1,324,615                 1,477,795
                                                                             -----------------         -----------------
TOTAL NON-CURRENT LIABILITIES                                                       5,683,496                 6,060,896
                                                                             -----------------         -----------------

TOTAL LIABILITIES                                                                   7,726,708                 7,363,666
                                                                             -----------------         -----------------

EQUITY OWNERS' DEFICIT
Social Parts                                                                        6,655,679                 6,655,668
Additional paid-in capital                                                            179,784                         -
Accumulated loss                                                                  (10,451,611)               (9,611,502)
Income (loss) for the year                                                            576,287                  (840,109)
Excess from restatement-Inflationary effects on Balance Sheet                          39,042                    79,228
                                                                             -----------------         -----------------
TOTAL EQUITY OWNERS' DEFICIT                                                       (3,000,819)               (3,716,715)
                                                                             -----------------         -----------------

TOTAL LIABILITIES AND EQUITY OWNERS' DEFICIT                             Ps.        4,725,889      Ps.        3,646,951
                                                                             =================         =================